Contact

www.linkedin.com/in/ctong24 (LinkedIn)

Top Skills

University Teaching

Mentoring

Discussion Facilitation

Honors-Awards

Phi Beta Kappa

Departmental Honors in Sociology

Dean's List

Jamie A. Hulley Arts Foundation Art & Travel Scholarship Winner

Gatchell Neufeld Grant

Cynthia J. Tong

Theater Producer | Broadway & Off-Broadway

New York, New York, United States

Summary

Cynthia J. Tong is a two-time Tony-nominated and Drama Desk Award-winning creative producer. She is currently working on the critically-acclaimed Broadway revival of GYPSY starring Audra McDonald and the new musical JUST IN TIME starring Jonathan Groff as Bobby Darin coming to Broadway in Spring 2025, as well as other projects in development.

She's been on the producing teams of over 25 projects including musicals, plays, concerts, fundraisers, (and one theatrical experience over the phone during quarantine), spanning from Broadway to off-Broadway to regionally in the United States to the U.K. She's had the incredible privilege of collaborating with some of the legends in our field as well as with many exciting up-and-coming artists and creators.

As a Producer at Tom Kirdahy Productions, Cynthia plays a vital role in the development of several musicals and plays produced on Broadway, the West End, off-Broadway, and regionally. In addition, she is a founding member of The Industry Standard Group (TISG), a BIPOC-led organization innovating Broadway by creating new pathways to investment and producing.

Outside of producing, Cynthia is an adjunct professor at Montclair State University, a guest speaker & lecturer, a resume & cover letter editor, & a Broadway League Fellow.

Experience

Tom Kirdahy Productions

6 years 2 months

Producer

February 2025 - Present (3 months)

New York, New York, United States

CURRENT | Broadway: Just in Time starring Jonathan Groff as Bobby Darin, Gypsy starring Audra McDonald

PAST | Regional: Sarah Silverman's The Bedwetter (Arena Stage, DC)

Senior Associate Producer
March 2023 - January 2025 (1 year 11 months)
New York, New York, United States

Broadway: Gypsy starring Audra McDonald; Grey House (starring Laurie Metcalf, Tatiana Maslany, & Paul Sparks); New York, New York (9 Tony nominations)
Regional: Sarah Silverman's The Bedwetter (Arena Stage, DC)
UK: Bhangra Nation (Birmingham Rep) | Off-Broadway: Here We Are (Sondheim's final musical)

Associate Producer
March 2021 - March 2023 (2 years 1 month)
New York, New York, United States

Broadway: August Wilson's The Piano Lesson (Tony-nominated, Best Revival Play; Drama Desk Award; starring Samuel L. Jackson, John-David Washington, & Danielle Brooks)
Off-Broadway: Little Shop of Horrors (Drama Desk Award)

Producing Associate
January 2020 - March 2021 (1 year 3 months)
New York, New York

Broadway: The Inheritance (Tony Award, Best Play)
Digital: The White Chip, Margaret Good Fundraiser (May 2020, Oct 2020)

Assistant to Tom Kirdahy
March 2019 - February 2020 (1 year)
Greater New York City Area

Broadway: Hadestown (Tony Award, Best Musical), Frankie and Johnny in the Clair de Lune, The Inheritance
Off-Broadway: White Chip, Little Shop of Horrors

Montclair State University
Adjunct Professor
September 2024 - Present (8 months)
Montclair, New Jersey, United States

Theater Admin / Audience Development
300-level course in the Department of Theater & Dance

The Industry Standard Group
Co-Founder
June 2020 - Present (4 years 11 months)

TISG is the first BIPOC-led, community-based producing organization created to make theatre accessible, inclusive, and more equitable.

Various Projects
Independent Theater & Film Producer
November 2017 - Present (7 years 6 months)
New York, New York

Executive Producer, ACLU / NYCLU Sing Out for Freedom Benefit Concert (singoutforfreedom.com, Nov. 2021 at The Town Hall) - directed by Jess McLeod; music direction by Mona Seyed-Bolorforosh; executive producers: Rachel Sussman & Cynthia J. Tong; producer: Ari Conte, Host: Peppermint

Producer, ACLU / NYCLU Sing Out for Freedom Benefit Concert (singoutforfreedom.com, Nov. 2, 2020) - directed by Liesl Tommy; music direction by Jason Michael Webb; executive producers: Robb Nanus & Rachel Sussman; producers: Ari Conte, Rebecca Halperin, Jennifer Mudge, Cynthia J. Tong

Executive Producer, Playbill's Women in Theatre: A Centennial Celebration (Playbill.com, Aug. 26, 2020) - directed by Melissa Crespo; music direction by Victoria Theodore; produced by Ruthie Fierberg, Rachel Sussman, and Cynthia J. Tong.

Line Producer, Larson Award Legacy Concert: Avi Amon and Julia Gytri (Adelphi University, Jan. 26, 2020).

Producer, Dishwater Blonde (Torn Page, Dec. 13 - 15, 2019) - written by David Turkel; directed by Katherine Wilkinson.

Producer, LORDES (New Ohio Theatre Ice Factory 2019, Jul. 31, 2019 - Aug. 3, 2019) - written by Gethsemane Herron-Coward & Katherine Wilkinson; directed by Katherine Wilkinson.

Producer, For your pleasure but the pleasure is mine (The Tank, Jan. 31, 2019 - Feb. 1, 2019) - Concept, Performance, and Choreography by Nora Thompson.

Producer, What the F*ck Is Going On? A New Musical (Green Room 42 Concert Production, Nov. 2018) - Book, Music, and Lyrics by Zach Spound; Directed by Rebecca Kenigsberg; Music Directed by Elmo Zapp.

Producer, Noah Wise (Harker Films LLC) - Co-produced & directed by Ben Zuckert. Starring Mat Vairo & Raffaella Meloni. Premiered at the Twin Cities Film Festival 2018, Yonkers Film Festival 2018, & Hof International Film Festival 2018.

WP Theater
Fellow | Lab 2020-2022
September 2020 - May 2022 (1 year 9 months)
New York, New York, United States

Produced KIN by Gethsemane Herron-Coward, directed by Chika V. Ike

600 Highwaymen
Line Producer | A Thousand Ways
August 2020 - August 2021 (1 year 1 month)
New York, New York, United States

Nominated for Drama League Award 2021 (OUTSTANDING INTERACTIVE OR SOCIALLY-DISTANCED THEATER)

Solve(d)
Freelance Media Planner
October 2018 - March 2021 (2 years 6 months)
New York, New York

Ballet Hispánico
Development Assistant
January 2018 - November 2018 (11 months)
Greater New York City Area

FCB Health
2 years

Media Planner
January 2017 - October 2017 (10 months)
Greater New York City Area

Assistant Media Planner
November 2015 - December 2016 (1 year 2 months)
Greater New York City Area

J.Crew
Keyholder/Manager
September 2014 - September 2015 (1 year 1 month)
Promenade on the Peninsula, Rolling Hills Estates

Great Books Summer Program
Lead Program Assistant
May 2014 - August 2014 (4 months)
Amherst, MA

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Education

Wesleyan University
B.A., Sociology

Alma Mater Studiorum – Università di Bologna
Scienza della Formazione